Mail Stop 4561

April 29, 2009

David M. Barnes
Chief Executive Officer
MDwerks, Inc.
Windolph Center, Suite I 1020 N.W. 6th Street
Deerfield Beach, FL 33442

      Re: MDwerks, Inc.
              Form 10-KSB for the Fiscal Year Ended December 31, 2007
              File No. 333-118155

Dear Mr. Barnes:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      /s/ Stephen Krikorian

                      Stephen Krikorian
                      Accounting Branch Chief